W.P. STEWART & CO., LTD.


                                                           Contact: Fred M. Ryan


                 W.P. STEWART & CO., LTD. ANNOUNCES STAFF CHANGE

2nd August 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today announced that, after more than five years with the Company, Lisa D. Levey is leaving the Company on 9th August 2002. Ms. Levey, the Company's Deputy Managing Director-General Counsel, joined the Company in April 1997 and has significantly participated in many of the Company's major developments and initiatives, including its global geographic and product expansion and successful initial public offering in December 2000.

William P. Stewart, Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., said: "the Company has benefited tremendously from Lisa's many contributions. We appreciate Lisa's service with the Company and wish her the best in her future endeavors."

Prior to joining the Company, Ms. Levey was General Counsel at Danielson Holding Corporation, a publicly traded financial services firm, and affiliated private investment firms, for five years. Before joining Danielson, Ms. Levey was a partner with Anderson Kill & Olick & Oshinsky, P.C. (now Anderson Kill & Olick, P.C.) from 1981 to 1990. Ms. Levey graduated from New York University School of Law and the University of Pennsylvania.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M.
Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

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             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda
           Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda